Via Facsimile and U.S. Mail
Mail Stop 4720

April 22, 2010

Mr. Dongdong Lin
Chief Executive Officer, and Director
Sunwin International Neutraceuticals, Inc.
6 Shengwang Avenue
Qufu, Shangdon, China 273100

Re: **Sunwin International Neutraceuticals, Inc.**
         From 10-K for the Period Ended April 30, 2009
         Filed July 29, 2009
         File No. 000-53595

Dear Mr. Lin:

        We have reviewed your March 5, 2010 response to our February 1, 2010 letter
and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Note 7 – Income Taxes, page F-15

   1. In your response to our previous comment one you indicate that your "permanent
      differences" relate to the issuance/grant of stock/equity instruments for services
      that you deem no Federal or state tax benefits will result. Although permanent
      differences are no longer defined in GAAP, the term generally implies a
      difference that by practice of law will not reverse in the future. The types of
      differences you identify appear to typically be treated as temporary differences
      under ASC 718-740-25. Please tell us why these differences are not temporary
      differences, why they will not reverse in the future and how your accounting
      treatment complies with GAAP with reference to the authoritative literature you
      relied upon.

General

2. In our comment letter we asked you to acknowledge three statements for us
    directly from the company. Please have a duly authorized officer of the company
    provide this statement separately on EDGAR by acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in
        the filing;
    *   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and
    *   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of
        the United States.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter with your responses
that keys your responses to our comments. Detailed cover letters greatly facilitate our
review.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark
Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding
the processing of your response as well as any questions regarding comments on the
financial statements and related matters. In this regard, do not hesitate to contact me, at
(202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant